UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ORIX KABUSHIKI KAISHA

(Exact Name of Registrant as Specified in Its Charter)

Japan	001-14856	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku Tokyo, Japan	105-6135
(Address of principal executive offices)	(Zip Code)

Yukio Uchimura, Telephone: +81-3-3435-1273

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) under the Exchange Act for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01	Conflict Minerals Disclosure and Report

Introduction

This specialized disclosure report on Form SD for the reporting period from January 1 to December 31, 2016 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). Conflict Minerals (“CMs”) are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten. The Rule applies to SEC registrants that manufacture or contract to manufacture products that contain CMs that are necessary to the products’ functionality or production. The following should be read in conjunction with the definitions contained in the SEC instructions to Form SD and related rules.

Company Overview

ORIX Kabushiki Kaisha (translated into English, ORIX Corporation) and its subsidiaries (collectively, “ORIX Group”) provide a broad range of primarily finance-related products and services to Japanese and international customers. ORIX Group operates in six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. The Corporate Financial Services segment offers leasing and loans to small and medium-sized enterprises. The Maintenance Leasing segment consists of automobile and equipment leasing and rentals and car sharing businesses. The Real Estate segment is engaged in property development and leasing, real estate finance and facilities management. The Investment and Operation segment comprises environment and energy businesses, principal investments, loan servicing and concession business. The Retail segment offers life insurance, banking, and card loan services. The Overseas Business segment engages in financial services through overseas subsidiaries, business development and investment with business partners abroad, and aircraft and ship leasing businesses.

Based on an internal review and assessment of ORIX Group’s businesses and operations (covering more than 900 entities), ORIX Corporation identified (1) one consolidated subsidiary, Ubiteq, Inc. (“Ubiteq”), that contracted to manufacture products for which CMs are necessary to their functionality or production and (2) one consolidated subsidiary, NET JAPAN Co., Ltd. (“Net Japan”), that manufactured and sold products for which CMs are necessary to their functionality and production, in each case during the Reporting Period.

With respect to Ubiteq, as of December 31, 2016, ORIX Corporation owned 58.18% of the total number of outstanding shares and had the power to appoint four out of Ubiteq’s seven directors. Ubiteq accounts for approximately 0.10% of ORIX Group’s total revenue.

With respect to Net Japan, as of December 31, 2016, ORIX Corporation indirectly owned 96.90% of the total outstanding shares. Net Japan accounts for approximately 24.53 % of ORIX Group’s total revenue.

Ubiteq Overview

Ubiteq is a Japanese public company listed on the JASDAQ Securities Exchange. Ubiteq provides a range of computer- and network-related products and solutions, including product planning, design and development, fabless production and sales, and maintenance. Ubiteq’s business is primarily composed of two segments: Electronic Equipment and Mobile and Ubiquitous Technology. The Electronic Equipment segment develops and produces imaging solutions, electronic system solutions, hardware circuit and software, assesses prototypes and assists with original equipment manufacturer production. The Mobile and Ubiquitous Technology segment develops and produces mobile technology solutions and communications infrastructures.

Ubiteq is a fabless production company that outsources production and raw material procurement to its suppliers. Based on an internal review and assessment, Ubiteq identified six products it contracted to manufacture during the Reporting Period that contained CMs: two types of magnetometers in financial terminals, one type of vehicle telematic device, one type of vehicle car sharing device, and two types of karaoke machine components (the “Ubiteq Covered Products”). The magnetometers in financial terminals contained gold, tantalum, tin and tungsten, the vehicle telematic device contained gold and tin, the vehicle car sharing device contained gold, tantalum, tin and tungsten and the karaoke machine component contained gold, tantalum and tin. In each case, the CMs are necessary to the functionality of the Ubiteq Covered Product. These products account for approximately 59.9% of Ubiteq’s total revenue for the Reporting Period.

Net Japan Overview

Net Japan’s primary business is secondhand trading in precious metals (gold, platinum, palladium, silver), diamonds, fine jewelry and brand watches. Net Japan purchases these items from other precious metal and diamond dealers and secondhand dealers and does not manufacture or contract to manufacturer any of the items.

Net Japan has also been engaged in the manufacture and sale of craftwork such as objects related to Buddhism, vases, tea-ware and ornamental bells for which gold, a CM, is necessary to the object’s functionality or production (the “Net Japan Covered Products” and, together with the Ubiteq Covered Products, the “Covered Products”). However, Net Japan has determined to exit this business. During 2016, Net Japan ceased manufacturing any Net Japan Covered Products and is in the process of selling off or otherwise disposing of the Net Japan Covered Products in its inventory. The Net Japan Covered Products account for approximately 0.005% of Net Japan’s total revenue for the Reporting Period.

Description of Reasonable Country of Origin Inquiry Efforts

Ubiteq

During the Reporting Period, Ubiteq outsourced the sourcing, manufacturing and assembly of the Ubiteq Covered Products to two immediate suppliers. Ubiteq sought representations from all two immediate suppliers indicating the facilities from which the CMs were procured or processed. Ubiteq instructed its immediate suppliers to provide this information using the Conflict Minerals Reporting Template developed through CFSI, an industry-wide initiative under the auspices of Electronics Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI). Ubiteq engaged with its immediate suppliers to confirm the data provided in the Conflict Minerals Reporting Template and worked with the immediate suppliers to make follow-up requests to the second-tier suppliers. During this process, ORIX Corporation worked closely with Ubiteq to understand the scope and results of Ubiteq’s country of origin inquiry.

Ubiteq obtained completed EICC-GeSI Conflict Minerals Reporting Templates from all two immediate suppliers. The two immediate suppliers represented that 100% of gold, tantalum, tin and tungsten measured by number of components in the magnetometers in financial terminals, 97% of gold and tin measured by number of components in the vehicle telematic device, 98% of gold, tantalum, tin and tungsten measured by number of components in the vehicle car sharing device and 100% of gold, tantalum and tin measured by number of components in the karaoke machine components (in the aggregate, more than 99% of the CMs contained in all Ubiteq Covered Products) they sourced did not originate in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). In addition, each immediate supplier represented to Ubiteq that it is not aware of any circumstances that indicate that any CMs originated or may have originated in the Covered Countries.

Net Japan

During 2016, Net Japan ceased manufacturing any Net Japan Covered Products and is in the process of exiting its business relating to the Net Japan Covered Products. It did not source any additional gold during the Reporting Period. As of the end of the Reporting Period, Net Japan has terminated its supply contract with one of its two immediate suppliers of gold and is in the process of terminating its supply contract with the remaining immediate supplier of gold.

Reasonable Country of Origin Inquiry Conclusion

Based on ORIX Corporation’s internal review and assessment of the inquiries Ubiteq made and the responses it received and discussions with Ubiteq, ORIX Corporation believes that the country of origin inquiry conducted by Ubiteq was reasonably designed and undertaken in good faith to determine whether any of the CMs contained in the Ubiteq Covered Products originated in the Covered Countries. In addition, ORIX Corporation understands that Net Japan has not sourced any gold during the Reporting Period and that any Net Japan Covered Products manufactured or sold during the Reporting Period contains gold sourced during a prior reporting period. Furthermore, ORIX Corporation understands that Net Japan’s country of origin inquiry during those prior periods determined (1) that both suppliers represented that 100% of the gold they sourced did not originate in the Covered Countries and provided a list of the facilities from which they sourced the gold and (2) that all facilities on the lists provided appear on lists maintained by the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program or the London Bullion Market Association Good Delivery Program, both internationally accepted audit standards to determine smelters or refiners considered to be “DRC conflict-free”. Based on this good faith, reasonable country of origin inquiry and the absence of any red flags, ORIX Corporation concluded that it has no reason to believe that the CMs contained in the Covered Products may have originated in the Covered Countries.

Public Conflict Minerals Disclosure

A copy of this Form SD has been published on ORIX Corporation’s website at http://www.orix.co.jp/grp/en/ir/library/20f/.

ITEM 1.02	Exhibit

Not applicable.

Section 2 – Exhibits

ITEM 2.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORIX KABUSHIKI KAISHA

By:	/s/ Kazuo Kojima	DATE: May 31, 2017
Name:	Kazuo Kojima
Title:	Director Representative Executive Officer Deputy President and Chief Financial Officer